Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated November 18, 2015 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ZS Pharma, Inc.

at

$90.00 Net per Share

Pursuant to the Offer to Purchase Dated November 18, 2015

by

Zanzibar Acquisition Corp.

a wholly owned subsidiary of

Zeneca, Inc.

a wholly owned subsidiary of

AstraZeneca PLC

Zanzibar Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Zeneca, Inc., a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of ZS Pharma, Inc., a Delaware corporation (“ZS Pharma”), at a purchase price of $90.00 per Share, net to the seller in cash, without interest (the “Offer Price”), subject to any required withholding of taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 18, 2015 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and which, together with the Offer to Purchase, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Purchaser will not be charged brokerage fees or similar expenses on the sale of Shares for cash pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 5, 2015 (as amended from time to time, the “Merger Agreement”), among ZS Pharma, Parent and Purchaser. Following the consummation of the Offer, and under the terms of the Merger Agreement as described in the Offer to Purchase, Purchaser intends to effect the Merger (defined below) as described below. Unless the context otherwise requires, the terms “we”, “our” and “us” refer to Purchaser.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON DECEMBER 16, 2015, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Merger Agreement provides, among other things, that as soon as practicable after the acceptance for payment of the Shares pursuant to the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into ZS Pharma (the “Merger”), with ZS Pharma continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than any Shares owned by ZS Pharma, its subsidiaries, Parent, Purchaser or any other subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest and less any required withholding taxes. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

If the Offer is consummated, Purchaser does not anticipate seeking the approval of ZS Pharma’s remaining public stockholders before effecting the Merger. The parties to the Merger Agreement have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the acceptance for payment of Shares pursuant to the Offer, without a meeting of ZS Pharma stockholders, in accordance with Section 251(h) of the DGCL.

Concurrently with entering into the Merger Agreement, certain beneficial owners of Shares have entered into a tender and support agreement (the “Tender and Support Agreement”) with Purchaser and Parent, pursuant to which each stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer. As of November 5, 2015, approximately 6,245,661 of the outstanding Shares, representing approximately 24.7% of the total outstanding Shares, were subject to the Tender and Support Agreement. The Tender and Support Agreement terminates upon certain events, including the valid termination of the Merger Agreement in accordance with its terms.

The Board of Directors of ZS Pharma (the “ZS Pharma Board”) has duly and unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, ZS Pharma and its stockholders, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, (iii) resolved that the Merger Agreement shall be subject to Section 251(h) of the Delaware General Corporation Law (the “DGCL”) providing for consummation of the Merger without a meeting of the ZS Pharma stockholders, and (iv) recommended that the ZS Pharma stockholders tender all of their respective Shares into the Offer. ZS Pharma has been advised that all of its directors and executive officers intend to tender all of their transferrable Shares pursuant to the Offer.

On the date of the Offer to Purchase, ZS Pharma will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to ZS Pharma stockholders with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the ZS Pharma Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares (excluding Shares tendered pursuant to notices of guaranteed delivery for which Shares have not been delivered) that, when added to the Shares then owned by the Parent and its subsidiaries, would represent one Share more than one half of all the Shares outstanding as of the date and time of acceptance for payment of the Shares pursuant to the Offer (the “Minimum Condition”) and (ii) the expiration or termination of any waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, except for an expiration or termination subject to the imposition of any action that would reasonably be expected to have a material and adverse effect on Parent and its controlled affiliates, considered as a whole (the “Regulatory Condition”).

Purchaser and Parent also reserve the right to waive any of the conditions to the Offer, other than the Minimum Condition, which may only be waived with the prior written consent of ZS Pharma, and to make any change in the terms of the Offer, provided that ZS Pharma’s consent is required for Purchaser and Parent to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the conditions described in the Merger Agreement or amend any such condition, (iv) waive or amend the Minimum Condition, (v) amend any other term of the Offer in a manner adverse to holders of Shares, or (vi) extend the Offer, except as described below. Purchaser will not provide a “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Upon the terms and subject to the conditions set forth in the Offer, Purchaser will accept for payment and pay for all Shares validly tendered and not withdrawn on or prior to 12:00 midnight, New York City time, at the end of the day on December 16, 2015 (or, in the event the Offer is extended, the latest time and date at which the Offer, as so extended, will expire) (the “Expiration Time”).

Pursuant to the terms of the Merger Agreement, if at the Expiration Time, any condition to the Offer has not been satisfied or waived, we will extend the Offer for one or more consecutive periods of not more than ten business days (the length of such time period to be determined by us), or for a longer period of time as agreed to by the parties, in order to permit the satisfaction of the conditions of the Offer. We will not, however, be required to, and without ZS Pharma’s prior written consent may not, extend the Offer beyond April 6, 2016. In addition, in the event that each condition to the Offer (other than the Minimum Condition) has been satisfied or waived at the scheduled expiration date of the Offer and the Minimum Condition has not been satisfied as of such date, we are not required to extend the Offer beyond a date that is twenty business days after the scheduled expiration date, but may in our sole discretion elect to do so.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, but no later than 9:00 a.m., New York City time, on the next business day after the day of the previously scheduled Expiration Time.

In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Citibank, N.A., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in Section 3 of the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares tendered when, as and if Purchaser gives oral or written notice of Purchaser’s acceptance to the Depositary. Purchaser will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time prior to the Expiration Time and, if such Shares have not yet been accepted for payment as provided in the Offer to Purchase, any time after January 17, 2016 which is 60 days from the date of the commencement of the Offer. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of the Shares. If the Shares to be withdrawn have been delivered to the Depositary (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)), a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following the tender procedures described in the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Purchaser will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

The sale of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. For a more detailed description of certain U.S. federal income tax consequences of the Offer and Merger, consult Section 5 of the Offer to Purchase. All stockholders should consult with their own tax advisors as to the particular tax consequences of tendering their Shares pursuant to the Offer, during a subsequent offering period or pursuant to the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

ZS Pharma has provided to Purchaser its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on ZS Pharma’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, at its address and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense. Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or any other person (other than to Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com

November 18, 2015